EXHIBIT 1

Rio de Janeiro, February 18, 2016

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros)

Superintendency of Corporate Monitoring

c.c.: Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários)

Mr. Fernando Soares Vieira – Superintendency of Corporate Relations

Mr. Waldir de Jesus Nobre – Superintendency of Market and Intermediary Relations

Re.: Official Letter BM&FBOVESPA 388/2016-SAE

Dear Sirs,

Oi S.A. (“Oi” or the “Company”), in response to, and as requested by, the Official Letter BM&FBOVESPA 388/2016-SAE of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros - BM&FBovespa), transcribed below (the “Official Letter”), offers the following clarifications.

“In light of recent variations in price, number of trades and trading volume of the shares issued by the company, as shown below, we request to be informed by 2/18/2016, subject to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, if you are aware of any reason for these variations.

We emphasize the obligation under the sole paragraph of art. 4 of CVM Instruction 358/02, to request information from management and controlling shareholders of the company, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

Common shares

Price (R$ per share)

Date	Open	Minimum	Maximum	Average	Last	Variation%	No. Trans.	Quantity	Volume
02/02/2016	2.06	1.97	2.09	2.04	2.00	-5.66	4,147	1,463,400	2,989,929,00
02/03/2016	2.05	1.96	2.07	2.00	1.99	-0.50	3,999	1,899,000	3,790,724,00
02/04/2016	1.99	1.98	2.13	2.06	2.04	2.51	6,682	2,461,500	5,061,539,00
02/05/2016	2.06	2.04	2.12	2.09	2.09	2.45	2,315	1,018,600	2,131,220,00
02/10/2016	2.04	2.04	2.14	2.10	2.09	0.00	1,786	974,400	2,043,537,00
02/11/2016	2.04	1.98	2.08	2.03	2.04	-2.39	2,471	976,200	1,978,816,00
02/12/2016	2.06	2.01	2.25	2.11	2.22	8.82	1,871	1,195,400	2,524,025,00
02/15/2016	2.28	2.18	2.30	2.23	2.18	-1.80	2,403	888,900	1,980,178,00
02/16/2016	2.18	2.15	2.35	2.27	2.33	6.88	5,091	1,755,100	3,977,086,00
02/17/2016*	2.37	2.36	2.80	2.62	2.74	17.59	7,988	3,078,500	8,070,180,00

*	Updated as of 4:13 p.m.

The reply must contain the above inquiry as transcribed.

We caution that this request falls under the Cooperation Agreement signed by the CVM and BM&FBOVESPA on 12/13/2011, and that non-compliance with such may subject the company to the possible application of punitive fines by the Superintendence of Corporate Relations (Superintendência de Relações com Empresas - “SEP”) of the CVM, subject to the provisions of CVM Instruction 452/07”.

In this regard, the Company informs that, pursuant to the obligations set forth in CVM Instruction 358/02, Oi neither entered into any relevant agreements nor did the Board of Directors make any decisions, nor were there any developments in the matters previously disclosed by the Company that the management understands could explain the unusual variations to the number of transactions or the volume of trade of the Company’s shares.

These being the considerations that we had in connection with the Official Letter, we remain at your disposal for further clarifications.

Sincerely,

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.